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                             March 31, 2022

       Joseph M. Hogan
       President and Chief Executive Officer
       ALIGN TECHNOLOGY INC
       410 North Scottsdale Road, Suite 1300
       Tempe, Arizona 85281

                                                        Re: Align Technology,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 25,
2022
                                                            File No. 001-32259

       Dear Mr. Hogan :

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Consolidated Financial Statements
       Revenue Recognition, page 68

   1. You disclose that determining the standalone selling price, allocation of consideration from the contract to
the individual performance obligations and the appropriate timing of revenue recognition is
the result of significant qualitative and quantitative judgments.
                                                        You also identify a
variety of factors that you consider, which may vary over time. Please tell us how your
disclosure is consistent with ASC 606-10-50-1(b) as it relates to the disclosure of
quantitative information related to your significant judgments and changes in judgments. As part of
your response, please address how your disclosure meets the
                                                        objective of the
disclosure requirements of Topic 606.
 Joseph M. Hogan
ALIGN TECHNOLOGY INC
March 31, 2022
Page 2



       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Christie Wong at (202) 551-3684, or Michael Fay, Senior Staff
Accountant, at (202) 551-3812 with any questions.



FirstName LastNameJoseph M. Hogan                         Sincerely,
Comapany NameALIGN TECHNOLOGY INC
                                                          Division of
Corporation Finance
March 31, 2022 Page 2                                     Office of Life
Sciences
FirstName LastName